Exhibit 99.2

Nordic American Offshore Ltd. (NYSE: NAO) – Fourth Quarter 2018 Earnings Report

Link to the complete 4th Quarter 2018 report:
http://hugin.info/159489/R/2237201/881216.pdf
Hamilton, Bermuda, March 4, 2018.
Nordic American Offshore Ltd. (NYSE: NAO) ("NAO" or the "Company") today reported its results for the three months and year ended December 31, 2018.
Share and per share results included herein have been retroactively adjusted to reflect the one for ten reverse stock split of the Company's common shares, which took effect on January 28, 2019.
Results for the three months ended December 31, 2018 and 2017
For the three months ended December 31, 2018, the Company's net loss was $169.3 million, or $26.23 per basic and diluted loss per share, which included a non-cash impairment charge of $160.1 million, or $24.80 per basic and diluted. Excluding the impairment charge, the net loss for the fourth quarter of 2018 was $9.2 million, or $1.43 per basic and diluted loss per share.
For the three months ended December 31, 2017, the Company's net loss was $8.4 million or $1.35 per basic and diluted loss per share.
Results for the year ended December 31, 2018 and 2017
For the year ended December 31, 2018, the Company's net loss was $197.3 million or $31.50 per basic weighted average and diluted loss per share, which included a non-cash impairment charge of $160.1 million or $25.56 per basic weighted average and diluted share. Excluding the impairment charge, the net loss for the year ended December 31, 2018 was $37.2 million or $5.94 per basic weighted average and diluted loss per share.
For the year ended December 31, 2017, the Company's net loss was $29.3 million or $5.33 per basic and diluted loss per share.
Emanuele Lauro, Chairman and Chief Executive Officer, commented:
"We are making some difficult but necessary adjustments at NAO to position the Company for the future.  These include an impairment and the continued negotiations with our lenders for a sound and sustainable credit agreement. At the same time, we are encouraged that activity and daily rates for PSV's in the North Sea have increased markedly in the past month, indicating improved fundamentals and boding well for the remainder of 2019".
Market Update
Utilization in the fourth quarter of 2018 was improving compared to the rest of 2018, as a result of higher market activity with more time charters concluded. The average utilization of our nine operational vessels during the fourth quarter of  2018 was 70%, which was the highest quarterly utilization during 2018 and much higher than the fourth quarter of 2017, when we had three vessels laid-up and the corresponding utilization for the seven vessels trading was 53%.
During the fourth quarter of 2018, we secured long-term charters for two vessels for one and two-year firm durations, and so far in 2019, we are seeing a steady stream of tenders. Although rates are still below levels that are required to be sustainable, rates are generally on the rise compared to last year.
In January 2019, one of our vessels was contracted for two months, and three vessels were contracted for three months, which either commenced at the end of February or will commence at the beginning of March. The new contracts have reduced our spot exposure significantly. Further, we put two vessels into warm lay-up to lower our costs during the slower winter months. One of these vessels has just been fixed for a one-year charter commencing in 2Q19, and the other warm-stacked unit could be reactivated in approximately two weeks.
On the demand side, we see increased oil exploration and production spending globally, which bodes well for the coming years. Although the North Sea basin still has some 50 PSVs in lay-up. The cost of reactivating these units will demand substantially higher earnings in the spot and term market than what the market is currently yielding. The prolonged downturn has on the positive side led to muted ordering of new vessels, extending the attractiveness of our modern fleet for the coming years.
Private Placement and Change in Management
On December 12, 2018 the Company announced a private placement in which the Scorpio Offshore Investment Limited ("Scorpio") purchased 1.2 million shares at $4.20 per share for a total of $5.0 million and has emerged as a new significant shareholder. The $5 million in new cash equity helped to alleviate the Company's liquidity situation.
Effective upon closing of the private placement with Scorpio, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company.  In addition, Mr. Robert Bugbee was appointed to the Company's board and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President.
January 2019 Reverse Stock Split
On January 28, 2019, the Company effected a one-for-ten reverse stock split.  Pursuant to this reverse stock split, the common shares outstanding were reduced from 73,741,595 shares to 7,374,034 shares (which reflects adjustments for fractional share settlements). The par value was adjusted to $0.10 per shares as a result of the reverse stock split. On March 1, 2019, the Compay received confirmation from the NYSE that it regained compliance with the NYSE's continued listing standards as a result of the increased market price for the Company's common shares following the reverse stock split. All share and per share information contained in this press release has been retroactively adjusted to reflect the reverse stock split.
Discussions with lenders
NAO is in a dialogue with its lenders regarding covenant waivers and a new long-term capital structure for the company including new long-term financing. At the time of this report, constructive discussions are ongoing, but more time is needed to conclude. Waivers have been extended until March 11, 2019 to accommodate this. As the result of covenant breaches under the $150,000,000 Revolving Credit Facility dated March 16, 2015 (the "Credit Facility"), the Company has classified the outstanding balance of the Credit Facility as a current liability on its balance sheet.
Impairment of vessels
The Company has experienced another difficult financial year, with negative results and a market below our expectations. As a result of the lower for longer offshore supply vessel market, the Company recorded an impairment charge of $160.1 million as of December 31, 2018.  All of the Company's vessels were written down to their current estimated fair values.
About the Company
NAO owns and operates a fleet of 10 Platform Supply Vessels ("PSV"), each averaging approximately 4,000 DWT and with an average age of about 5 years. During the fourth quarter of 2018, nine of the ten vessels were trading, while one vessel was laid-up.
For further details on our financial position, please see the financial information reported below and this entire release.
Link to the complete 4th Quarter 2018 report:
http://hugin.info/159489/R/2237201/881216.pdf

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Nordic American Offshore Ltd. + 377 9798 5717 (Monaco) + 1 646 432 3315 (New York) Web-site: www.nao.bm